                                                                   Exhibit 49

BEFORE THE PUBLIC SERVICE COMMISSION
OF THE STATE OF NEW YORK

- - - - - - - - - - - - - - - - - - -          x
                                               .
Joint Petition of New York State               .
Electric & Gas Corporation and The             .
Hon. Clifford Crouch for a Declaratory         .
Ruling that CalEnergy Company, Inc.            .    Case  ___________
and Its Subsidiaries May Not Acquire           .
Any of the Company's Stocks or Bonds           .
Without the Commission's Prior                 .
Approval and For An Order Enjoining            .
CalEnergy and Its Subsidiaries From            .
Acquiring Any Such Securities.                 x
- - - - - - - - - - - - - - - - - - -

Robinson Silverman Pearce     LeBoeuf, Lamb, Greene &
  Aronsohn & Berman, L.L.P.   MacRae, L.L.P.
1290 Avenue of the Americas   125 West 55th Street
New York, New York  10104     New York, New York  10019
212-541-2000                  212-424-8000

Of Counsel:                   Of Counsel:

James F. Gill                 Steven H. Davis
Andrew Irving                 Bruce V. Miller
                              H. Liza Moses

Huber Lawrence & Abell
605 Third Avenue
New York, New York 10158
212-682-6200

Of Counsel:

Kenneth M. Jasinski
Nicholas A. Giannasca

Dated:  New York, New York
        August 6, 1997

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----

INTRODUCTION.................................................................1

BACKGROUND...................................................................8

   I.    CALENERGY IS A GAS CORPORATION AND AN ELECTRIC
         CORPORATION AND, AS SUCH, IS PROHIBITED BY SECTION 70
         OF THE PSL FROM ACQUIRING, DIRECTLY OR INDIRECTLY, ANY
         OF NYSEG'S SECURITIES WITHOUT PRIOR AUTHORIZATION BY
         THE COMMISSION.....................................................12

         A.    CalEnergy is a gas corporation for purposes of
               Section 70 of the PSL because it owns gas plant
               through North Country, and also operates and
               manages North Country's gas plant and transacts
               business as a gas corporation................................12

         B.    CalEnergy is an electric corporation for purposes
               of Section 70 of the PSL because it owns electric
               plant through Saranac, and also operates and
               manages Saranac's electric plant and transacts
               business as an electric corporation..........................15

               1.    CalEnergy operates and manages electric plant
                     in New York............................................15

               2.    Saranac's QF status should not preempt the
                     application of Section 70 of the PSL to
                     CalEnergy as an electric corporation...................16

         C.    CalEnergy may not acquire NYSEG's shares
               indirectly without Commission approval.......................22

   II.   CENY IS A GAS AND ELECTRIC CORPORATION UNDER SECTION 5-
         B OF THE PSL BECAUSE IT WAS FORMED FOR THE EXPRESS
         PURPOSE OF ACQUIRING A GAS AND ELECTRIC CORPORATION................24

   III.  IF THE COMMISSION DETERMINES THAT ADDITIONAL EVIDENCE
         IS REQUIRED TO ADJUDICATE THIS MATTER, THE COMMISSION
         SHOULD COMMENCE A SHOW CAUSE PROCEEDING TO STOP
         CALENERGY'S UNLAWFUL ATTEMPT TO CIRCUMVENT THE PSL.................28

   IV.   THE COMMISSION SHOULD EXERCISE ITS AUTHORITY UNDER
         SECTION 70 TO PROTECT THE PUBLIC INTEREST..........................29

CONCLUSION..................................................................31

         JOINT PETITION OF NEW YORK STATE ELECTRIC & GAS CORPORATION
              AND HON. CLIFFORD CROUCH FOR A DECLARATORY RULING
           THAT CALENERGY COMPANY, INC. AND ITS SUBSIDIARIES MAY NOT
           ACQUIRE ANY OF THE COMPANY'S STOCKS OR BONDS WITHOUT THE
       COMMISSION'S PRIOR APPROVAL AND FOR AN ORDER ENJOINING CALENERGY
           AND ITS SUBSIDIARIES FROM ACQUIRING ANY SUCH SECURITIES

                                 INTRODUCTION

            Pursuant to Part 8 of the Rules of Procedure of the Public Service Commission of the State of New York (the "Commission"), New York State Electric & Gas Corporation ("NYSEG" or the "Company") and Hon. Clifford Crouch, Member of the State Assembly(1) (hereinafter "Petitioners) jointly seek an order: (1) declaring that Section 70 of the New York Public Service Law ("PSL") prohibits CalEnergy Company, Inc. ("CalEnergy"), and its subsidiaries and affiliates (CalEnergy and such companies collectively referred to as the "CalEnergy Companies"), including without limitation CE Electric (NY), Inc. ("CENY"), from acquiring any of NYSEG's securities without the Commission's prior written permission; and (2) enjoining the CalEnergy Companies from acquiring any of NYSEG's securities without the Commission's prior approval.

            To the extent that the Commission believes that Petitioner's request raises questions of fact, the Petitioners request that the Commission institute a proceeding requiring CalEnergy and the CalEnergy Companies to show cause why they

----------
(1) Assemblyman Crouch represents the 122nd Assembly District, which includes all of Delaware and parts of Otsego and Chenango Counties. Assemblyman Crouch serves on the following committees: economic development, job creation, commerce/industry, local government and agriculture.

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should not be prohibited from acquiring any of NYSEG's securities without the
Commission's approval. Petitioners further request that the Commission issue an order prohibiting CalEnergy and the CalEnergy Companies from acquiring any of NYSEG's securities during the pendency of such proceeding. Petitioners also request that the petition be granted expedited treatment and that CalEnergy be given an abbreviated response time. Petitioners ask that CalEnergy be directed to file any response by August 11, 1997 and that the Commission act by August 13, 1997. CalEnergy should not object to an abbreviated response time. After all, in reaching its determination that no approval was required for the acquisition of NYSEG's securities, CalEnergy must have fully investigated this issue.(2)

            The Commission should grant the relief requested for two reasons. First, CalEnergy indirectly owns gas plant and electric plant in New York through separate subsidiaries, and also manages and operates these jurisdictional facilities. CalEnergy is, therefore, both an electric corporation and a gas corporation, and not a stock corporation, for purposes of Section

----------
(2) The provisions of the State Administrative Procedure Act ("SAPA") do not apply to requests for declaratory rulings. SAPA ss.102(2)(b)(iii). While SAPA might arguably apply to requests to institute show cause proceedings and relief in the nature of temporary and preliminary injunctions, the Commission may waive the notice and publication provisions of SAPA in an emergency affecting the public health, safety or welfare. SAPA ss.202(6). Here, stopping an on-going violation of the PSL is a matter affecting the public welfare and justifying the invocation of SAPA's emergency waiver provisions.

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70 of the PSL.(3) As such, CalEnergy may not directly or indirectly acquire any of NYSEG's securities without the Commission's approval. CalEnergy, nevertheless, has disclosed in publicly filed documents that it (or other CalEnergy Companies) already has acquired some of NYSEG's common stock without the Commission's approval. Certain regulatory exemptions previously granted to CalEnergy's subsidiaries do not exempt CalEnergy's acquisitions of a utility's securities from the need for prior approval.

            Second, CalEnergy recently formed a transitory merger subsidiary, CENY as the vehicle for acquiring, through a tender offer to NYSEG's shareholders, 9.9 percent, and ultimately all, of NYSEG's voting securities. Because CENY was formed for the purpose of acquiring a public utility, it, too, is an electric and gas corporation under PSL ss. 5-b. Despite the corporate form adopted by CalEnergy to accomplish its purpose, the substance of the transaction is to effect a merger of CalEnergy's gas and electric plant with NYSEG's gas and electric plant, in

----------
(3) CalEnergy obviously seeks to take advantage of the provision of Section 70 which permits "stock corporations" (as opposed to gas and electric corporations) to acquire up to ten percent of the stock of a gas or electric corporation without the Commission's approval. While the statute appears to permit such acquisitions, it is difficult to believe that the Legislature intended to tie the Commission's hands where a stock corporation announces its intent to acquire all of the shares of a gas and electric corporation; with the acquisition of 9.9 percent of the shares as but a first step which is incidental to the entire transaction. In such a circumstance, the Commission must be given the latitude to exercise its jurisdiction over the acquisition of any shares.

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furtherance of CalEnergy's announced ambition to become a player in the global energy markets.

            Whether CalEnergy is fit to assume this role, however, is a question that, to date, CalEnergy seems anxious to avoid. CalEnergy has already launched what appears to be an unauthorized tender offer for 9.9 percent of NYSEG's shares as part of its plan to acquire the entire Company. Section 70, however, states quite clearly that no stock shall be acquired by a gas and electric company without the Commission's consent and that no consent shall be given to the acquisition of stock "unless it shall have been shown that such acquisition is in the public interest." While, it is doubtful at best, that CalEnergy's scheme to takeover NYSEG is in the public interest, the Commission has been deprived of the ability to pass upon CalEnergy's acquisition of NYSEG's stock because CalEnergy has not seen fit to follow the requirements of Section 70.(4)

            CalEnergy, for example, has yet to present to the Commission and the consuming public with any specific, concrete plan as to how it proposes to operate the Company's electric generating and transmission assets and the electric and gas distribution systems. Given CalEnergy's lack of any experience

----------
(4) Petitioners wish to make clear that they are not yet asking the Commission to address the question of whether CalEnergy's acquisitions of NYSEG's stock are in the public interest. The only question before the Commission at this time is whether CalEnergy and the other CalEnergy Companies have violated the law by acquiring NYSEG's shares without prior approval. Petitioners believe that CalEnergy and CENY have violated Section 70 and the Commission has an obligation to stop that violation.

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in this business this is highly relevant issue.(5) CalEnergy has even stated
that there is no guarantee that it can successfully integrate NYSEG into its corporate structure:

            The integration of acquired businesses entails numerous risks, including, among others, the risk of diverting management's attention from the day-to-day operations of the Company, the risk that the acquired businesses will require substantial capital and financial investments and the risk that the investments will fail to perform in accordance with expectations. There can be no assurance that future acquisition opportunities, if any, can be consummated on favorable terms or that the Company's integration efforts will be successful.

CalEnergy Prospectus dated July 25, 1997, filed pursuant to Rule
424(b)(3), EDGAR filing, p. 6.

            Furthermore, CalEnergy is already a highly leveraged entity with a below investment grade bond rating, and its acquisition of NYSEG, using still more debt, will only serve to add additional risk to that holding company.(6) CalEnergy's prospectus does not minimize this risk, or assuage those worries, either:

            The Company's substantial level of debt presents the risk that the Company might not generate sufficient cash to service the Company's indebtedness...or that its

----------
(5) CalEnergy's recent hostile takeover of an electric distribution company in the United Kingdom hardly qualifies it as an experienced operator of an integrated gas and electric utility.

(6) Indeed, it was the growth of far-flung, highly leveraged holding companies in the 1920s that led to the enactment of the Public Utility Holding Company Act of 1935 in the first place.

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            leveraged capital structure could limit its ability to finance future acquisitions, develop additional projects, compete effectively and operate successfully under adverse economic conditions.

Id. at p. 5.

            The Commission should also be wary of a company that has publicly stated that reliability and customer service are of secondary importance, averring that "the principal factor determining success is likely to be price, and to a lesser extent, reliability, availability of capacity and customer service." Id. at p. 17. Moreover, keeping in mind that a CalEnergy Company holds one of NYSEG's most onerous NUG contracts (the Saranac contract), the Commission might consider CalEnergy's statement that:

            [R]ecent deregulation and industry restructuring activity may cause certain utilities or other contract parties to attempt to renegotiate contracts or otherwise fail to perform their contractual obligations, which in turn could adversely affect the Company's results of operations.

Id. at p. 10. In other words, CalEnergy cannot renegotiate the Saranac contract without adversely affecting its own operating results -- a classic conflict with its obligation to NYSEG's customers.

            The Commission should also examine NYSEG's complaint filed in the U.S. District Court for the Southern District of New York which has alleged several examples of illegal and unethical behavior by CalEnergy that the Commission might well consider when it is deciding whether it is in the public interest to

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permit CalEnergy to acquire any of NYSEG's shares. This behavior includes breaches of confidentiality agreements, breaches of fiduciary duties and violations of federal securities laws.

            CalEnergy's apparently deliberate refusal to obtain the Commission's approval under Section 70's "public interest" standard is no mere technical error. Rather, it is a direct attack upon the Commission's statutory duty to assure that the State's public utilities are guided by responsible ownership committed to the delivery of safe, reliable service at just and reasonable rates. Unless the Commission acts now to compel CalEnergy to cease its efforts to take over NYSEG until the Commission is satisfied on a full and complete record that such efforts are in the "public interest," CalEnergy can avoid Commission scrutiny while becoming NYSEG's single largest shareholder, not as a mere investor, but as a determined prospective purchaser publicly committed to acquiring the entire company.

            As this petition will show, CalEnergy and the other CalEnergy Companies clearly own, operate and manage electric and gas plant in this State.(7) Moreover, one of the CalEnergy

----------
(7) Under the circumstances, CalEnergy should have approached the Commission with a petition asking for a formal declaration that no permission was required for its acquisition of up to ten percent of NYSEG's shares. Certainly, when other entities owning New York utility operations were planning mergers, they sought a declaration by the Commission that such mergers were not subject to the Commission's jurisdiction. E.g., United Water/General Waterworks, AT&T/MCCaw.
                                                                  (Continued...)

Companies was formed for the express purpose of acquiring all of NYSEG's voting securities. The law and, more vitally, the protection of the public interest, require the Commission's review and consent before the CalEnergy Companies may acquire any of the Company's voting stock.

                                  BACKGROUND

            CalEnergy holds a controlling interest in numerous electric corporations, one of which, Saranac Power Partners, L.P. ("Saranac"), owns electric plant located within NYSEG's service territory in New York. CalEnergy also holds a controlling interest in a gas corporation. North Country Gas Pipeline Corporation ("North Country"), which is a wholly-owned subsidiary of Saranac, owns gas plant in NYSEG's service territory and other parts of New York. CalEnergy also indirectly owns electric plant in other states and foreign countries.

            CalEnergy formed a wholly-owned subsidiary, CENY, for the express purpose of purchasing shares of NYSEG's common stock pursuant to an Offer to Purchase dated July 18, 1997. CENY was incorporated on July 11, 1997 as a transitory merger corporation that CalEnergy intends to merge with NYSEG upon the acquisition of a controlling interest in the Company. Hart-Scott-Rodino Notice to NYSEG (July 16, 1997), at p. 1 ("HSR Notice"), attached

----------
(7)(...Continued)
            CalEnergy, however, in its zeal to devour NYSEG, has foregone the simple step of seeking such a jurisdictional ruling.

hereto as Exh. 1. Between July 1, 1997 and July 11, 1997, prior to the date of incorporation of CENY and prior to the filing of the CENY Registration Statement (as defined below), CalEnergy or other CalEnergy Companies purchased 241,100 shares of NYSEG's common stock. CENY, Registration Statement Pursuant to Article 16 of the New York Business Corporation Law, Schedule II, at p. S-6 (July 18,
1997) ("CENY Registration Statement").

            In the past two years, CalEnergy has followed a strategy of acquiring the securities of other companies in the energy industry. NYSEG is simply its most recent target. In December 1996, CalEnergy acquired, through a similarly hostile process, a controlling interest in Northern Electric plc ("Northern Electric"), which includes a distribution company serving 1.5 million customers in England and Wales and various non-regulated subsidiaries. CalEnergy estimated that the total cost of acquiring Northern Electric would be $1.3 billion. CENY Registration Statement, Exh. (b), CalEnergy Form 10-K for Fiscal Year ended December 31, 1996 ("Form 10K"), at pp. 2-3. Significantly, CalEnergy has neither guaranteed, nor is it otherwise subject to recourse, for amounts borrowed under its U.K. Credit Facility to consummate its unsolicited acquisition of this British electric utility. Id. at p. 2.

            The acquisition of Northern Electric followed closely upon two other acquisitions. In January 1995, CalEnergy acquired Magma Power Company, an independent power producer with an aggregate net ownership capacity of 154 MW, for approximately

$958 million. CENY Registration Statement, Exh. (b), Form 10K, at p. 1. In August 1996, CalEnergy acquired Falcon Seaboard Resources, Inc. ("Falcon Seaboard") for a cash purchase price of approximately $226 million, which provided CalEnergy with ownership interests in 520 MW of natural gas-fired cogeneration facilities (id.), including Saranac's generating plant and a 200 MW cogeneration facility in Big Spring, Texas, as well as North Country's natural gas pipeline. Id. at pp. 2, 9. CalEnergy's total worldwide generating capacity in operation includes 2,066 MW in foreign countries, and 1,135 MW in projects located in the United States. CalEnergy has generation projects under construction and other projects with signed power sales contracts. CalEnergy's total project capacity is 5,025 MW. Id. at pp. 8-9. Stated simply, CalEnergy is a holding company with interests around the world.

            CalEnergy now is apparently trying to take advantage of the provision of Section 70 of the PSL which permits a stock corporation to acquire up to 10 percent of the voting capital stock of a gas corporation or electric corporation without the Commission's approval.(8) From this platform, CalEnergy has

----------
(8) Section 70 of the PSL distinguishes between electric and gas corporations and stock corporations. No electric or gas corporation "shall directly or indirectly acquire the stock or bonds of any other corporation incorporated for, or engaged in, the same or a similar business . . . ."
      without the Commission's approval. Stock corporations, which are defined as companies other than electric, gas or street railroad corporations, are treated differently. Except with the
                                                                  (Continued...)

launched a hostile battle to control NYSEG. In implicitly characterizing the transaction as an acquisition by a stock corporation, CalEnergy ignores the New York gas and electric corporations that already are part of its corporate family and CalEnergy's own role in managing and operating these subsidiaries' gas and electric plant.(9) Petitioners urge the Commission to foil CalEnergy's plan to evade immediate review of its acquisitions of NYSEG's securities.

            CalEnergy's tender offer is subject to the provision of Section 70 of the PSL that requires the Commission's approval before a gas or electric corporation may acquire, directly or indirectly, any of the stock or bonds of any other corporation engaged in the same or similar business. CalEnergy should have sought the Commission's approval before purchasing the NYSEG shares already in its possession and before commencing, through CENY, a tender offer for any more of NYSEG's stock. Under the circumstances, the Commission should find that CalEnergy may not directly or indirectly acquire NYSEG's shares without approval

----------
(8)(...Continued)
      consent of the Commission, "no stock corporation of any description, domestic or foreign, other than a gas corporation or electric corporation or street railroad corporation, shall purchase or acquire, take or hold, more than ten per centum of the voting capital stock issued by any gas corporation or electric corporation organized or existing under or by virtue of the laws of this state, ...."

(9) Section 70 of the PSL is silent as to whether its proscriptions apply to gas and electric corporations outside New York as well as to domestic gas and electric corporations.

and direct CalEnergy to discontinue its direct or indirect acquisition of additional shares of NYSEG.

I. CALENERGY IS A GAS CORPORATION AND AN ELECTRIC CORPORATION AND, AS SUCH, IS PROHIBITED BY SECTION 70 OF THE PSL FROM ACQUIRING, DIRECTLY OR INDIRECTLY, ANY OF NYSEG'S SECURITIES WITHOUT PRIOR AUTHORIZATION BY THE COMMISSION.

      A. CalEnergy is a gas corporation for purposes of Section 70 of the PSL because it owns gas plant through North Country, and also operates and manages North Country's gas plant and transacts business as a gas corporation.

            The term "gas corporation" is defined in Section 2(11) of the PSL, as an entity that owns, operates or manages gas plant. "Gas plant" is defined as "all real estate, fixtures and personal property operated, owned, used or to be used for or in connection with . . . the manufacture, conveying, transportation, distribution, sale or furnishing of gas . . . for light, heat or power. . . ."
PSL ss. 2(10). CalEnergy, through Saranac's subsidiary, North Country, owns a controlling interest in an intrastate pipeline that transports gas to Saranac, Georgia Pacific Company, Inc., which purchases steam from Saranac and NYSEG. The Commission found that the pipeline owned by North Country is gas plant and that North Country is a gas corporation. Case 92-M-0322, Petition of North Country Gas Pipeline Corp. and Saranac Energy Co., Declaratory Ruling and Order Granting Exemption (Aug. 27, 1992)("Exemption Order").

            While North Country nominally "owns" the gas pipeline, the affidavit of George E. Bonner, NYSEG's Vice President, Gas Operations & Marketing (attached hereto as Exh. 2), shows that

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CalEnergy personnel regularly operate and manage North Country's gas plant.(10)
Because CalEnergy directly operates and manages North Country's gas plant, CalEnergy is a gas corporation within the definition of Section 2(11) of the PSL. As a gas corporation, CalEnergy may not directly or indirectly acquire any of NYSEG's stocks or bonds without the Commission's approval.

PSL ss. 70.

            CalEnergy never sought or received an exemption from regulation as a gas corporation. The Commission granted North Country a limited exemption from regulation as a gas corporation under Section 66(13) of the PSL "...from compliance with all of the provisions of Article 4 of the Public Service Law, other than those affecting matters of public safety and the provisions of Sections 65 and 68." Exemption Order, at p. 11. North Country's exemption is effective "so long as petitioner (or any successor) only provides gas transportation service to Saranac Energy Company, Inc., Georgia Pacific Company,
Inc. and/or New York State Electric & Gas Corporation...." Exemption Order, at
p.11.(11)

----------
(10) The Federal Energy Regulatory Commission ("FERC") has interpreted the term "operate" to refer "to the person who has control and decision making authority concerning the operation of the [f]acility -- not the person,... who merely performs specific services that are ordered and directed by another party." Re Bechtel Power Corp., 136 PUR4th 534, 537 (1992).

(11) The order was modified to permit service to successors and assigns of North Country's existing customers and to require that any successor of Saranac must own the stock of North Country. Case 92-M-0322, North Country Gas Pipeline Corp. and Saranac Energy Co., Inc., Order
                                                                  (Continued...)

            This limited exemption for North Country does not immunize CalEnergy from regulation as a gas corporation when it attempts an acquisition subject to
Section 70 of the PSL. The Exemption Order does not explicitly or implicitly extend to North Country's corporate parent or other affiliates. Even if the Exemption Order were construed to apply to CalEnergy as well as to North Country, neither company would be entitled to a regulatory exemption for activities other than those upon which the Exemption Order was based. Exemptions from Commission regulation are to be strictly construed because, when an entity is excluded from the definition of a "gas corporation," it becomes totally outside the Commission's jurisdiction. Case 29004, Wy-Catt Pipeline Company, 26 NYPSC 1425, 1986 N.Y. PUC LEXIS 147, *8 (1986).

            The Exemption Order was predicated solely upon the assumption that North Country's business would be limited to the transportation of natural gas to three specific customers. North Country did not disclose in its application for exemption that its corporate parent intended to acquire NYSEG and thereby effect a merger of NYSEG's gas plant with North Country's. If CalEnergy is assumed to be exempt from regulation as a gas corporation for engaging in the same activities permitted to North Country, by the same reasoning, it cannot be exempt from regulation for business activities in New York that were not contemplated by the Exemption Order.

----------
(11)(...Continued)
            Approving Recommendation and Clarifying Previous Order, (Feb. 3,
            1993), at p. 4.

             Under these circumstances, CalEnergy has neither a basis to argue that the limited exemption obtained by North Country extends to it, nor grounds to assert that the exemption somehow can be expanded to include all manner of conduct never envisioned by the Commission when it agreed to a "lightened regulation" for North Country. CalEnergy cannot escape the fact that it is a gas corporation and cannot acquire any of NYSEG's shares without the Commission's approval.

      B. CalEnergy is an electric corporation for purposes of Section 70 of the PSL because it owns electric plant through Saranac, and also operates and manages Saranac's electric plant and transacts business as an electric corporation.

            1.    CalEnergy operates and manages electric plant in New York.

            CalEnergy owns, through Saranac, a controlling interest in a 240 MW cogeneration facility in New York. That facility is "electric plant" as defined in Section 2(12) of the PSL and Saranac is an "electric corporation" as defined in Section 2(13) of the PSL. As in the case of the North Country gas plant, CalEnergy manages the business affairs associated with owning and operating the Saranac facility. The affidavits of Jeffrey M. Converse, NYSEG's Lead Engineer-Electric Supply Planning & Procurement, Gary F. Freeland, NYSEG's Project Manager for IPP Interconnections and Denis E. Wickham, NYSEG's Vice President Electric Resource Planning (collectively attached hereto as Exh. 3) all establish conclusively that CalEnergy officials have been actively engaged in the operation and management of the Saranac facility. Inasmuch as Section 2(13) of the PSL defines an entity that owns, operates or manages an electric plant as an electric corporation, CalEnergy is an electric corporation. As such, CalEnergy may not directly or indirectly acquire any of NYSEG's stocks or bonds without the Commission's approval.

            2.    Saranac's QF status should not preempt the application of
                  Section 70 of the PSL to CalEnergy as an electric corporation.

            Before it was acquired by CalEnergy, Saranac, like North Country, sought and obtained in the Exemption Order an exemption from most of the Commission's regulation. Saranac's exemption was based, consistent with Commission precedent, solely on Saranac's status as a qualifying facility ("QF") under the Public Utility Regulatory Policies Act of 1978 ("PURPA"). Pursuant to
Section 210(e)(1) of PURPA, 16 U.S.C. ss. 824a-3(e)(1) (West Supp. 1997) the FERC adopted regulations exempting QFs from "State laws and regulations respecting the rates, or respecting the financial or organizational regulation, of electric utilities, or from any combination of the foregoing." See also 18 C.F.R. ss. 292.602(c).(12)

             Neither the preemptive effect of this federal exemption from state regulation, nor the Commission's exemption granted to Saranac on the basis of its QF status, insulate CalEnergy from regulation as an electric corporation under

----------
(12)  Section 292.602(c)(3), 18 C.F.R.ss.292.602(c)(3), authorizes the FERC, upon request by a state commission, to consider a limitation on the exemptions applicable to state statutes. Section 292.602(c)(4), 18 C.F.R.ss.292.602(c)(4), provides that any person may request a determination of the FERC as to whether a QF is exempt from a particular state law or regulation.

Section 70 of the PSL. CalEnergy is not a QF. Even if CalEnergy was assumed to have the benefits of QF status, however, the acquisition of NYSEG's shares is not the type of activity preempted from state regulation by federal law. Nothing in the legislative history of PURPA, the FERC's preamble to its regulations, or the case law interpreting those regulations suggests that PURPA preempts state laws governing activities completely unrelated to the business of developing, owning and operating a QF.

      Congress enacted Section 210 of PURPA, 16 U.S.C. ss. 824a-3 (West 1985 and Supp. 1997), in order to encourage the development of energy-efficient forms of electric generation. It perceived that utility-type regulation would conflict with this purpose by imposing financial burdens on QFs.(13) Consistent with

----------
(13)  FERC v. Mississippi, 456 U.S. 742, 750-751 nn. 12-13 (1982) (citing H.R.
      Conf. Rep. No. 95-1750, p. 98 (1978), reprinted in 1978 U.S.C.C.A.N. at p.
      7838 ("The establishment of utility type regulation over [QFs] would act as a significant disincentive to firms interested in cogeneration and small power production."); H.R. Rep. No. 95-496, pt. 4, p. 157 (1977), reprinted in 1978 U.S.C.C.A.N. at p. 8600 ("The Committee feels that qualifying cogeneration facilities need to be exempted from some Federal and State laws and regulations in order that such facilities can be expected to add substantially to the supply of electricity in the United States. In determining the extent of such exemptions, the [FERC] should carefully balance the disincentive effect of such laws and regulations against whatever protections they may afford the public."); 123 Cong. Rec. 32399 (1977) (remarks of Sen. Cranston); id. at 32660 (remarks of Sen. Percy). See also Cong. Rec. S16481 (1977) (remarks of Sen. Percy) ("[T]here is a threat that small power producers would have to file mountains of paper with State and Federal regulators because of public utility laws.").

Congress's intent, the FERC's exemptions preempt state laws and regulations that would interfere with a QF's core business of producing electricity and steam for sale. See Gulf States Utilities Co. v. FERC, 922 F.2d 873 (D.C. Cir.), cert. denied, 502 U.S. 819 (1991); Puerto Rico Electric Power Auth. v. FERC, 848 F.2d 243 (D.C. Cir. 1988).

            The Supreme Court held that PURPA does nothing more than preempt conflicting state enactments in the traditional way. FERC v. Mississippi, 456 U.S. 742, 759 (1982). The Court of Appeals for the Third Circuit, addressing federal preemption of an order of the New Jersey Board of Public Utilities, stated that:

            [T]he application of the preemption doctrine requires a determination of congressional intent in enacting a federal law. That intent is not necessarily dependent on express congressional authorization to nullify or render partially or wholly unenforceable an inconsistent state law or regulation. It also occurs "where Congress has legislated comprehensively, thus occupying the entire field of regulation and leaving no room for the States to supplement federal law, or where the state law stands as an obstacle to the accomplishment and execution of the full objectives of Congress."

Freehold Cogeneration Assocs., L.P. v. Board of Regulatory Comm'rs, 44 F.3d 1178, 1190 (3d Cir.), cert. denied, 116 S. Ct. 68 (1995) ("Freehold") (citing
Louisiana Pub. Serv. Comm'n v. FCC, 476 U.S. 355, 368-69 (1986)) (citations omitted, emphasis supplied). In Freehold, for example, the court found that state regulators were preempted from revisiting the power purchase rates in a previously approved long-term contract, a matter crucial to a QF's business. Id. at 1193.

      State regulation of the acquisition of a public utility's securities by a QF's corporate parent, which is irrelevant to the development or operation of a QF's projects, would not conflict with PURPA's goals.(14) PURPA and judicial interpretations of the federal law do not show that Congress intended so broad a usurpation of the states' police power to regulate the change of control of jurisdictional utilities.(15)

----------
(14) Neither Congress nor the FERC appears to have expected QFs to acquire utility securities, and so did not expressly provide for such an eventuality. On the contrary, the principal concern was that traditional utilities would acquire and direct the management of QFs. See Sections 3(17)(C) and 3(18)(B) of the FPA (16 U.S.C. ss.ss. 796(17)(C) and (18)(B))
      and 18 C.F.R. ss. 292.206; Order No. 70, Final Rule Establishing Requirements and Procedures for a Determination of Qualifying Status for Small Power Production and Cogeneration Facilities, 45 Fed. Reg. 17959 (Mar. 20, 1980).

(15) The Court of Appeals of New York, addressing the preemption issue, said that:

                  Analysis under the supremacy clause, however, begins with the assumption that Congress did not intend to prohibit State action (see Maryland v. Louisiana, 451 U.S. 725, 746; Chicago & North Western Transp. Co. v. Kalo Brick & Tile Co., 450 U.S. 311, 317)). This is especially so when the Federal enactment would displace a State statute governing an area historically regulated under the State's police power (see Rice v. Santa Fe Elevator Corp., 331 U.S. 218, 230). The regulation of local electric utilities has been recognized as ordinarily arising under a State's police power (see Arkansas Elec. Coop.
                                                                  (Continued...)

            New York QFs are not entirely immune from state regulation. An electric corporation operating a QF was found to be subject to regulation under the PSL when it proposed to sell electricity at retail. Case 93-E-0272, Re Niagara Mohawk Power Corp., Declaratory Ruling on Regulation of Sithe/Independence Power Partners, (Feb. 9, 1994) ("Sithe I"). Like regulation of retail sales of electricity, the acquisition of a public utility's securities will not affect Saranac's business as a QF or CalEnergy's management or operation of that business.(16) Such an acquisition is vitally related, however, to the State's interest in regulating the ownership of a jurisdictional utility.

----------
(15)(...Continued)
                  v. Arkansas Public Serv. Comm., 461 U.S.
                  375, 387-388).

      Consolidated Edison Co. of New York, Inc. v. Pub. Serv. Comm'n, 63 N.Y.2d 424, 434, 472 N.E.2d 981, 984, 483
      N.Y.S.2d 153, 156 (1984), appeal dismissed, 470 U.S. 1075
      (1985) ("Con Edison") (New York was not preempted from using its police powers to require utilities to pay a rate higher than the federal maximum rate, thus favoring the development of QFs in accord with the court's view of Congress' intent).

(16) PURPA does not preempt a state from treating QFs and non-QFs alike for certain purposes. See Bristol Energy Corp. v. New Hampshire Pub. Utils. Comm'n, 13 F.3d 471, 475 (1st Cir. 1994) (State commission not preempted from requiring QFs to provide information concerning their business form and ownership, financing agreements, allocations of income, fuel use, and other aspects of the operation of their projects on a one-time basis). See also Independent Energy Producers Ass'n, Inc. v. Cal. Pub. Util. Comm'n, 36 F.3d 848, 859 (9th Cir. 1994) (State commission not preempted from requiring QFs to submit operating data when the submission of data did not impose an undue burden on the QF and was within the state commission's broad ratemaking power).

            The Commission has not granted the corporate parents of a QF blanket exemption from regulation. In Case 93-E-0272, Re Niagara Mohawk Power Corp., Order Establishing Regulatory Regime for Sithe/Independence Power Partners, slip op. at p. 6 (April 19, 1994) ("Sithe II"), the Commission held that the QF partnership would still be subject to regulation under Section 70 of the PSL for its property transfers, but that Section 70 regulation would not apply to the parent companies of the partners "unless there is a potential for harm to the interests of captive utility ratepayers sufficient to override the presumption" that the owners are remote from the QF's jurisdictional activities. Sithe II, slip op. at p. 6 (emphasis added).

            Here, a finding by the Commission that CalEnergy is an electric corporation by virtue of its operation and management of electric plant, and thereby subject to the Commission's regulation of the acquisition of a jurisdictional utility's stock, would neither impose any undue regulatory or financial burden on Saranac nor frustrate Congress's intent that the core business of QFs should be as free as possible from state utility-type regulation. Rather, the regulation by the Commission of any change in the control of a jurisdictional utility goes to the heart of the State's police power. The Commission should not fall victim to arguments that PURPA was somehow intended to "preempt" such regulation.

            Preemption of state law is based in the first instance on the "facilities" that "qualify" for privileged regulatory treatment by meeting prescribed criteria. 18 C.F.R. ss.ss. 292.203- 292.207. Consistent with the federal exemption for persons owning and operating such facilities, Section 70 of the PSL should not apply when an electric or gas corporation disposes of QF property, or when an electric or gas corporation acquires the securities of a company owning or operating a QF, assuming that there is no independent basis for regulating such transactions. On the other hand, when the transaction involves the disposal of non-QF electric plant, or the acquisition of the securities of a non-QF public utility company, the Commission's determination as to whether the transaction is in the public interest would not adversely affect the development, ownership or operation of a QF, and thus would not be preempted by PURPA.

             CalEnergy is pursuing a non-QF transaction that could have a direct impact on captive utility ratepayers. Thus, it is not inconsistent with either PURPA or the Commission's precedents to treat CalEnergy as a non-exempt electric corporation with respect to its acquisition, directly or indirectly, of the securities of a regulated public utility.

            C. CalEnergy may not acquire NYSEG's shares indirectly without Commission approval.

            Section 70 of the PSL not only prohibits an electric or gas corporation from directly acquiring the stocks and bonds of another corporation engaged in a similar business, it also prohibits the indirect acquisition of such securities. Just as CalEnergy is prohibited from directly acquiring NYSEG's shares without Commission approval because it is a gas corporation and an electric corporation, it may not indirectly acquire NYSEG's shares through CENY or any other subsidiary. The same restriction against indirect acquisition would apply to Saranac and North Country should either be deemed the entity seeking to acquire NYSEG's securities. Saranac and North Country are, respectively, an electric corporation and a gas corporation. Having one's corporate parent pursue the acquisition of another electric and gas corporation also falls within the category of an indirect acquisition.(17)

            The Commission has not been reluctant to "pierce the corporate veil" in circumstances such as those involved here. The Commission has found, for example, that "[i]f the operations of the corporations are closely intertwined, we have concluded that the affiliate and the New York telephone corporation are operating as a single entity in New York and are subject to our jurisdiction." Case 90-C-0393, Petition of MCI Communications

----------
(17) A company "indirectly" acquires securities when the securities are acquired by a subsidiary of that company. See Weis v. Coe, 180 Misc. 321, 323, 44 N.Y.S.2d 791, 792 (N.Y. Co. 1943). While Section 70 prohibits gas and electric corporations from acquiring stock of other gas and electric corporations, either directly or indirectly, the prohibition of such acquisitions by stock corporations does not mention indirect acquisitions. Consequently, the court in Weis held that Koppers Company, a stock corporation, did not violate Section 70 of the PSL when it, together with its subsidiaries, acquired more than ten percent of Brooklyn Union's voting shares, but neither Koppers nor any subsidiary individually directly acquired more than ten percent of the shares. In distinct contrast to the facts in the Weis case, CalEnergy and two of its subsidiaries are New York electric and gas corporations under the PSL. Accordingly, the entire CalEnergy corporate family is subject to the proscription against direct or indirect acquisitions of the stock of another gas or electric corporation.

Corp. (Aug. 10, 1990). The Commission also has found that two foreign telephone corporations seeking to purchase shares in a New York telephone corporation require its prior approval, though neither foreign corporation proposed to acquire more than ten percent of the domestic corporation's shares. Petition of Sprint Corp., 1995 N.Y. PUC LEXIS 192, *5 (May 19, 1995). The Commission even has found that it has jurisdiction over the merger of MCI and British Telecommunications plc. Case 97-C- 0001, Joint Petition of MCI and British Telecommunications plc, 1997 N.Y. PUC LEXIS 246, *1 (Apr. 21, 1997). The notion that the Commission would be powerless to intervene under similar circumstances when a global electric holding company is attempting a hostile takeover of a major New York electric and gas utility is not supportable.(18) In this situation, CalEnergy's announced intention to acquire all of NYSEG's shares requires the Commission's immediate attention.

II. CENY IS A GAS AND ELECTRIC CORPORATION UNDER SECTION 5-B OF THE PSL BECAUSE IT WAS FORMED FOR THE EXPRESS PURPOSE OF ACQUIRING A GAS AND ELECTRIC CORPORATION.

            CENY was formed explicitly for the purpose of acquiring initially
9.9 percent of NYSEG's voting securities and, ultimately, overall control over the Company. CENY Registration

----------
(18) Where Bell Atlantic proposed to absorb NYNEX, the Commission found its authority to review the merger was "clear," even though Bell Atlantic and NYNEX had argued that the stock of the jurisdictional utility, New York Telephone, was not being transferred and, therefore, the statute did not apply. Cases 96-C-0603, 96-C-0599, 96-C-0821, New York Telephone, et al.,(Opinion No. 97-8 issued May 30, 1997.)

Statement, Exh.(a)(1), at p. 1; HSR Notice, at p. 1. Section 5-b of the PSL, enacted in 1921, directly addresses such a situation.

Section 5-b of the PSL states:

            Corporations formed to acquire property or to transact business which would be subject to the provisions of this chapter, and corporations possessing franchises for any of the purposes contemplated by this chapter, shall be deemed to be subject to the provisions of this chapter although no property may have been acquired, business transacted or franchises exercised.

            In other words, when a corporation is formed to acquire electric or gas plant or to transact business as an electric corporation or a gas corporation, it will be treated as an electric corporation or a gas corporation when its activities bring it within the purview of the PSL. Reading Sections 5-b and 70 of the PSL together, therefore, requires CENY to obtain the Commission's approval before it acquires any of NYSEG's securities because CENY is both an electric corporation and a gas corporation by virtue of Section 5-b of the PSL.(19)

            At least three other jurisdictions enacted statutes identical to
Section 5-b of the PSL: the District of Columbia (D.C. Code ss. 43-223 (1997)), Ohio (ORC Ann. 4905.63 (Anderson

----------
(19) Obviously, such a corporation formed to acquire the stock of a New York utility could not be subject to rate regulation because it would not yet be doing business. Similarly, such a corporation could not yet be subject to service quality regulation. Other activities, such as the issuance of securities, however, would naturally come under the Commission's purview by virtue of Section 5-b of the PSL. If Section 5-b of the PSL did not allow for treating a corporation formed to acquire an electric corporation as an electric corporation, then Section 5-b of the PSL would be meaningless.

1997)), and South Carolina (S.C. Code Ann. ss. 58-27-30 (1996)), but there are few cases construing them. The Supreme Court of Ohio, however, without discussion, held that a company seeking to acquire retail gas distribution assets was within the Ohio commission's jurisdiction even though the acquiring company had not yet engaged in or conducted the business of a public utility. City of Columbus v. Pub. Utils. Comm'n of Ohio, 191 N.E.2d 547, 549 (Ohio 1963).

            In Digital Paging Systems, Inc. v. Pub. Serv. Comm'n, 46 A.D.2d 92, 95, 360 N.Y.S.2d 931, 934 (3d Dep't 1974), the Appellate Division affirmed the Commission's jurisdiction to approve the acquisition of convertible debentures (which were not then presently voting securities), when the purchase was part of a conversion intended to result in full control of the target utility. Thus, when the avowed purpose of the acquisition of any proportion of a utility's securities is to acquire control of a utility, the need for early review is particularly acute -- the precise situation for which Section 5-b of the PSL appears to be designed.(20) The court also upheld the Commission's finding that

----------
(20) A 1926 case, New York-New Jersey Super-Power Connecting Corp. v. Pub. Serv. Comm'n, 215 A.D. 578, 580, 214 N.Y.S. 294 (3d Dep't 1926) suggests that a company whose articles of incorporation enabled it to carry on almost "...any manufacturing or commercial business" and which does not yet own, operate or manage any electric plant or engage in any activities associated with the provision of electric power is not an electric corporation for the purposes of Section 70 of the PSL. The Super-Power case, however, never even mentions Section 5-b of the PSL. That should not be surprising because Section 5-b of the PSL is directed solely to "[c]orporations formed to acquire property or to
                                                                  (Continued...)

the stock purchase in question was not in the public interest. It did so because there existed an inherent conflict between the purchaser and the remaining stockholders which was likely to impede the company's ability to obtain financing and drain the time and resources of the target utility's management. Here, of course, there would also be an inherent conflict between CalEnergy and NYSEG, even if CalEnergy's holdings were less than ten percent of NYSEG's voting stock.(21)

            In today's environment, when utility companies are involved in stock transactions, mergers and other types of reorganization, it makes sense to interpret the statute in a way that permits the Commission to review a proposed, hostile acquisition at the earliest possible time.


----------
(20)(...Continued)
      transact business which would be subject to [the PSL]." Although CENY's articles of incorporation are not specifically focussed on the acquisition or operation of NYSEG, the self-proclaimed sole purpose of that company is to acquire control over NYSEG. If that activity does not directly implicate the Commission's public interest standard, it is difficult to imagine what would.

(21) In other sections of the PSL, such as Section 110, a one percent or more interest in a utility's voting stock is considered a "substantial interest." PSL ss. 110(1) (1997).

III. IF THE COMMISSION DETERMINES THAT ADDITIONAL EVIDENCE IS REQUIRED TO ADJUDICATE THIS MATTER, THE COMMISSION SHOULD COMMENCE A SHOW CAUSE PROCEEDING TO STOP CALENERGY'S UNLAWFUL ATTEMPT TO CIRCUMVENT THE PSL.

            Petitioners submit that this petition presents a compelling legal and factual basis on which the Commission may find that CalEnergy and CENY are both gas corporations and electric corporations for purposes of the PSL and, hence, that (a) the CalEnergy Companies' acquisition of NYSEG securities to date violates the PSL, and (b) the CalEnergy Companies are prohibited from acquiring NYSEG's securities without Commission approval.

            Should the Commission determine, however, that Petitioner's requested relief raises questions of fact, Petitioners request that the Commission immediately commence a proceeding requiring the CalEnergy Companies to show cause why they should not be prohibited from acquiring any of NYSEG's securities without the Commission's prior approval. If the Commission initiates such a proceeding, Petitioners request in addition that the Commission enjoin the CalEnergy Companies from any further acquisitions of NYSEG's securities during the pendency of that proceeding.

            CalEnergy commenced its bid to acquire one of New York's largest combination gas and electric utilities through an acquisition of NYSEG's stock without prior authorization.

            As explained previously, under Section 70 of the PSL, neither CalEnergy nor its subsidiaries may directly or indirectly acquire any of NYSEG's stocks or bonds without the Commission's prior approval. This is so because CalEnergy owns, operates and manages electric and gas plant in New York (and because it has formed a subsidiary for the explicit purpose of acquiring NYSEG). Nevertheless, CENY has announced an initial offer to purchase 9.9 percent of NYSEG's voting shares. In fact, CalEnergy has conceded that an affiliate of CalEnergy commenced purchasing NYSEG's stock on June 30, 1997 and that CalEnergy already owns approximately 0.35% of NYSEG's stock as of July 18, 1997. CENY Registration Statement, Exh.(a)(1), at p. 1. Therefore, CalEnergy likely has already violated the PSL, providing reason enough for the Commission to commence a show cause proceeding. When the full implications of the course upon which CalEnergy has embarked are considered, the need for the Commission to exert its jurisdiction becomes clear and imperative.

IV. THE COMMISSION SHOULD EXERCISE ITS AUTHORITY UNDER SECTION 70 TO PROTECT THE PUBLIC INTEREST

            That CalEnergy concedes that it will need the Commission's approval to complete its intended acquisition of 100% of NYSEG's stock does not obviate the need for the Commission to carry out its statutory duties now. Unless the Commission orders CalEnergy to seek approval under Section 70 before it completes the first stage of its plan, the tender offer for 9.9% of NYSEG's stock, an unscrutinized global holding company may well become NYSEG's largest shareholder. It will be in a position to promote its private takeover agenda at the possible expense of NYSEG's efforts to serve its customers and carry out the restructuring of its business in the context of the

Competitive Opportunities proceeding. For example, the Statement of Principles agreed to between the Company and the Staff of the Department of Public Service contemplates that NYSEG will form a holding company as part of the structural separation of its transmission and distribution business from its generation and other businesses. Should CalEnergy decide that its prospects for successfully completing its hostile takeover would be better served by impeding the formation of the holding company, NYSEG"s bylaws would require obtaining consent from 74% of its shareholders other than CalEnergy to carry out the plan, since two-thirds of all shareholders must consent to the restructuring.

            CalEnergy has not offered a single specific plan or observation as to how NYSEG would be run if its takeover were to succeed. It has not even commented on the aforesaid Statement of Principles, other than arrogantly to claim credit for it on the baseless theory that NYSEG and Staff timed the completion of months of negotiations in response to the tender ooffer. The Commission has had no opportunity to explore how CalEnergy's limited experience in the electricity distribution business and lack of experience in distributing gas have prepared CalEnergy to serve the families, businesses, schools and hospitals that NYSEG serves. Nor has the Commission had the opportunity to evaluate what it would mean for NYSEG's largest shareholder to be the substantial owner of a cogeneration plant whose contract with NYSEG costs NYSEG's ratepayers millions in above-market costs.

            That requiring CalEnergy to comply with Section 70 would compel it to delay its tender offer is irrelevant. First, as indicated above, CalEnergy already knows that, sooner or later, it must take the time to prove that its acquisition of NYSEG meets the "public interest" standard under the statute. Second, any urgency is of CalEnergy's own making. It is the product of CalEnergy's use of a two-stage approach intended, as explained above, to evade
Section 70 scrutiny while it completes the first stage. It is typical of the corporate raider to manufacture a sense of crisis by unilaterally setting deadlines for accepting its terms, and then rely on that crisis to bully others. If CalEnergy were to insist that the Commission subordinate its regulatory responsibilities to avoid interfering with CalEnergy's takeover tactics, that argument itself would suggest CalEnergy's unfitness to run a utility subject to the Commission's scrutiny.

                                  CONCLUSION

            Petitioners have demonstrated sufficient basis for the Commission to find that CalEnergy (and/or the CalEnergy Companies) is violating provisions of the PSL relating to the acquisition of shares of a gas and electric corporation without prior Commission authorization.

            WHEREFORE, the Commission should issue a declaratory ruling finding that neither CalEnergy nor the CalEnergy Companies may acquire any of NYSEG's stocks or bonds without the Commission's approval and enjoin CalEnergy and the other

CalEnergy Companies from acquiring any such securities until such approval is obtained. If the Commission determines that this Petition raises questions of fact, the Petitioners request that the Commission immediately commence a proceeding requiring CalEnergy and the other CalEnergy Companies to show cause why they should not be prohibited from acquiring any of NYSEG's stocks and bonds without the Commission's prior approval, and enjoin further acquisitions during the pendency of the proceeding. Further, given the fact that the CalEnergy Companies continue to acquire NYSEG's stock in violation of the law, the

Commission should require the CalEnergy Companies to respond to this petition (or any show cause order) on an expedited basis.

                                    Respectfully submitted,

                                    New York State Electric &
                                      Gas Corporation and The
                                      Hon. Clifford Crouch

                                    By Their Attorneys


                                    /s/ LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                                    ------------------------------------------
Robinson Silverman Pearce           LeBoeuf, Lamb, Greene & MacRae,
  Aronsohn & Berman, L.L.P.              L.L.P.
1290 Avenue of the Americas         125 West 55th Street
New York, New York  10104           New York, New York 10019
212-541-2000                        212-424-8000

Of Counsel:                         Of Counsel:

James F. Gill                       Steven H. Davis
Andrew Irving                       Bruce V. Miller
                                    H. Liza Moses

Huber Lawrence & Abell
605 Third Avenue
New York, New York  10158
212-682-6200

Of Counsel:

Kenneth M. Jasinski
Nicholas A. Giannasca

Dated:  New York, New York
        August 6, 1997